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The Board of Directors
Kaman Corporation:

We consent to the incorporation by reference herein of our reports dated January 29, 1998 relating to the consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997.

KPMG Peat Marwick LLP

Hartford, Connecticut
October 23, 1998

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